May 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Attn:	H. Stephen Kim
Michelle Miller

Re:	Nicholas Financial, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2016
Filed June 14, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 9, 2016
File No. 000-26680

Dear Mr. Kim and Ms. Miller:

By letter dated February 7, 2017 (the “Letter”), the staff of the Securities and Exchange Commission (the “Commission”) provided comments on the above-referenced filings made with the Commission by Nicholas Financial, Inc. (the “Company,” “we,” “us,” or “our”). On March 7, 2017, we responded to such Letter (the “March 7 Response”). We are submitting this letter to you to supplement the March 7 Response with respect to comment numbers 2, 3 and 4 in the Letter.

The original questions are as follows:

2.	We note your disclosure that all contracts purchased by a branch during a fiscal quarter comprise a static pool which you utilize in your determination of any general reserve pursuant to ASC 450-20 as the management considers these pools to have similar risk characteristics. Please tell us whether there are different levels of customer income, stability, credit history, and assigned internal risk rating for contracts in a static pool. If so, please explain how the segregation of your contracts into static pools by branch instead of similar credit risk characteristics appropriately captures your historical loss experience.

3.

We note that in analyzing a static pool you consider the performance of prior static pools originated by the same branch office, the performance of prior contracts purchased from the dealers whose contracts are included in the current static pool, the credit rating of the customers under the contracts in the static pool, and current market and economic conditions and that adjustments are made if they are determined to be necessary. Please address the following:

•	Clarify the historical charge-off period used in your credit loss model and how you capture the impact of the difference between historical losses captured in your credit loss model and current conditions.

•	Clarify how you consider the impact of the changes in the loss emergence period for loans recently acquired that are categorized in the lower tiers of your guidelines and the loss emergence period of historical loans categorized in the higher tiers of your guidelines.

4.	We note that during the fourth quarter of the fiscal year ended March 31, 2016, that you refined your allowance for credit loss model to incorporate recent trends that include the acquisition of longer term contracts and increased delinquencies to better align the allowance for credit losses with the portfolio’s performance indicators and that you also experienced a decrease in auction prices in fiscal 2016 from fiscal 2015 which impacts the amount of write-offs. Please address the following:

•	Explain and revise your future filings, as necessary, how these refinements were reflected in the static pools used in establishing reserves for losses. For example, explain whether the refinements were captured in the static pools at the loan level or through a qualitative adjustment.

•	Given the recent refinements in the credit loss model and that your allowance for credit losses is based on past loan experience, and known and inherent risks in the portfolio, explain why the allowance did not increase relative to the increases in net charge-offs, write-off to liquidation percentage, nonperforming loans, and delinquencies for the fiscal year ended March 31, 2016.

•	Clarify with additional granularity, adjustments made to the loss reserves, including the specific facts and circumstances and how they correlate to losses captured in your credit loss model.

Supplemental Response:

As set forth in our March 7 Response, the Company updates its static pools on a monthly basis. We analyze each consolidated (and individual branch) static pool at specific points in time. We maintain historical write-off information with respect to every consolidated static pool and segregate each static pool by liquidation and in effect create snapshots of a pool’s write-off-to liquidation ratio at five different points in such pool’s liquidation cycle. These snapshots help us in determining the appropriate provision for credit losses and subsequent allowance for credit losses. The five snapshots are taken when the liquidation levels are at 20%, 40%, 60%, 80% and 100%.

We also update our historical portfolio performance, by tracking and comparing static pool loss data. Each month, static pools are updated and cumulative losses are stated as a percentage of the principal amount for all loans acquired in each respective static pool. This information allows us to compare current open static pools to historical static pools at the same point in their liquidation cycle.

Each static pool is initially assigned an overall expected charge-off percentage. In regard to ASC 310 (FAS 114), we do not consider the contracts to be impaired at the time of acquisition. The one common characteristic of subprime borrowers is their credit history, not a specific impairment at the time of acquisition. As static pools begin the liquidation process, the difference between actual losses and projected losses is recognized by increasing or decreasing actual cash flows through the provision for credit losses. We utilize historical charge-off percentages to help guide us in determining what estimated charge-off percentages we will assign to all static pools that haven’t been 100% liquidated. Actual losses by static pool do not occur evenly over their respective lives, and our loss model accounts for this fact. We also contemplate current economic conditions, competition, employment, gas prices, auction proceeds, and other factors in determining our estimated charge-off percentages for each respective static pool. As of December 31, 2016, the Company increased loan loss projections for specific static pools; however, the loss estimates were still lower than the actual losses incurred and resulted in additional provision expense to be recorded for such static pools. As of March 31, 2017, the Company determined it was necessary to further increase estimated loss projections as a result of actual losses incurred.

The Company’s delinquency percentages remain elevated. The increase in delinquency is attributed primarily to the Company changing its accounting policy, with respect to charging-off accounts. Prior to September 1, 2016, accounts that were 120 days contractually delinquent were charged-off. Beginning in September 2016, accounts that are 180 days contractually delinquent are charged-off to the extent the charge-off has not previously occurred. As set forth in the March 7 Response, the main driver for this decision was the increase in the average term of loans purchased and a desire to align our practices with that of the industry. The Company also attempted to centralize collections effective October 1, 2016, but elected to abandon this strategy as a result of further increases in charge-off’s and delinquencies. As of March 31, 2017, we have modified our loss model to include in our allowance for loan losses an additional reserve, which represents 50% of the principal balance, with respect to accounts whose contractual delinquency falls into the range of 120-180 days past due. This loss model modification drives additional provision for credit losses that are probable and reasonably possible under ASC 450, which equates to the allowance for loan losses increasing by $1.5M as of March 31, 2017.

As of March 31, 2017, the Company believes that the allowance is reasonable, adequate, and directionally consistent.

The Company has included a trend analysis below, which illustrates a significant increase in the allowance for credit losses as of March 31, 2017, reflecting the increase in expected losses and the additional reserve for accounts where contractual delinquency falls into the range of 120-180 days past due.

		Fiscal Year 2016				Fiscal Year 2017
		Period Ended				Period Ended
Trend Analytics	6/30/15	9/30/15	12/31/15	3/31/16	6/30/16	9/30/16	12/31/16	3/31/17
Allowance for credit losses	12,278	11,734	12,362	13,013	13,600	13,699	14,748	17,658
Provision for losses	4,989	6,177	7,599	7,512	7,026	8,144	8,796	13,211
Write-offs, net	4,739	6,722	6,971	6,860	6,440	8,045	7,746	10,287
Write-offs, net as % of finance receivables, net	1.43%	1.99%	2.04%	2.00%	1.88%	2.35%	2.19%	2.92%
Allowance as % of finance receivables, net unearned interest	3.71%	3.47%	3.63%	3.80%	3.96%	3.99%	4.17%	5.02%
Allowance for credit losses plus unearned dealer discount as % of finance receivables, net of unearned interest	9.27%	8.99%	9.08%	9.05%	9.01%	8.95%	9.02%	9.85%
Trailing year write-offs	22,491	23,095	23,721	25,292	26,993	28,317	29,092	32,519
Trailing year write-offs as % of net finance receivables	6.80%	6.83%	6.96%	7.38%	7.86%	8.25%	8.24%	9.24%
Allowance coverage as % of trailing year write-offs	55%	51%	52%	51%	50%	48%	51%	54%
Months write-offs (12 months times the % above)	6.6	6.1	6.3	6.2	6.0	5.8	6.1	6.5

Finance receivables, gross contract	478,767	491,064	494,809	498,130	499,480	499,814	515,316	512,720
Unearned interest	(147,552)	(152,502)	(153,499)	(155,257)	(155,860)	(156,360)	(161,645)	(160,853)
Finance receivables, net of unearned interest	331,214	338,562	341,310	342,873	343,620	343,454	353,671	351,867
Unearned dealer discounts	(18,439)	(18,719)	(18,634)	(18,023)	(17,365)	(17,028)	(17,166)	(17,004)
Finance receivables, net of unearned interest and unearned dealer discounts	312,775	319,843	322,676	324,850	326,255	326,426	336,505	334,863
Allowance for credit losses	(12,278)	(11,734)	(12,362)	(13,013)	(13,600)	(13,699)	(14,748)	(17,658)
Finance receivables, net	300,497	308,109	310,314	311,837	312,655	312,727	321,757	317,205

Please do not hesitate to contact Katie MacGillivary at (727) 726-0763 x2011 with any questions.

Sincerely,

/s/ Katie MacGillivary
Katie MacGillivary
Chief Financial Officer